FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                               For March 13, 2006



                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)



                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

           Deswell Industries, Inc. Announces Third Quarter Results; Company Also Announces Third Quarter Dividend of $0.14 Per Share

     MACAU--(BUSINESS WIRE)--March 13, 2006--Deswell Industries, Inc. (Nasdaq:
DSWL) today announced it financial results for the third quarter and nine months ended December 31, 2005.
     Deswell reported that net sales for the third quarter ended December 31, 2005 were $30.0 million, compared to $36.2 million for the same quarter of 2004, a decrease of 17.2%. Operating income totaled $2.7 million, compared to $4.8 million for the same quarter of 2004, a decrease of 44.4%. Net income for the quarter decreased 43.4% to $2.4 million compared to $4.2 million for the year-ago quarter. Basic earnings per share and diluted earnings per share for the quarter decreased to $0.16 and $0.16, respectively (based on 14,924,000 and 14,924,000 weighted average shares outstanding, respectively), compared to $0.30 and $0.30, respectively (based on 14,074,000 and 14,114,000 weighted average shares outstanding, respectively), for the quarter ended December 31, 2004.
     Net sales for the nine months ended December 31, 2005 were $89.1 million, a decrease of 8.1% compared to sales of $96.9 million for the corresponding period in 2004. Operating income decreased 33.3% to $9.4 million, compared to $14.1 million for the nine months of fiscal 2005, and net income decreased 29.6% to $8.3 million, compared to $11.8 million in the previous year. Basic earnings per share and diluted earnings per share for the nine months decreased to $0.56 and $0.56, respectively (based on 14,903,000 and 14,931,000 weighted average shares outstanding, respectively), compared to $0.85 and $0.84, respectively (based on 13,861,000 and 14,109,000 weighted average shares outstanding, respectively), for the nine months ended December 31, 2004.
     The Company's balance sheet remains strong, with cash and cash equivalents on December 31, 2005 totaling $24.6 million, compared to $28.1 million on March 31, 2005. Working capital totaled $57.4 million as of December 31, 2005, versus $57.6 million as of March 31, 2005. The Company has no long-term or short-term borrowings.
     Mr. Richard Lau, chief executive officer, commented, "In our plastics division, we saw a 26.5% decrease in sales due to a significant decrease in orders from a telecommunications customer coupled with delayed new product introductions across our customer base. We are very focused on expanding our customer base, and hope to see some revenues in the September quarter as a result of current business development. Our new facility is unquestionably one of the best in the industry. While the sales cycle in our business is long, we are seeing significant interest from quality potential customers touring our factory. Gross margins in our plastics division decreased to 25% of sales from 34% of sales for the quarter. Labor rates increased 26% during the year, and we continued to see very high resin prices. Resin typically accounts for approximately 40% of our cost of sales at our plastics division."
     Mr. Lau continued, 'Our electronics and metals division experienced a 7.9% decrease in sales during the quarter. Some of that decrease was due to the shortage of certain materials that delayed production and shipments in the quarter. Even with the decrease in sales, we are confident that we will see long-term growth in this segment of our business. We have established a very strong brand over the past decade as a preeminent manufacturer in the audio equipment industry. Furthermore, in 2005 we initiated a new division to help companies distribute audio equipment in China. During the quarter we realized over half a million in revenues from this initiative. Gross profits in the electronic & metallic segment increased by $55,000 to $3,248,000, or 19.5% of net sales, for the quarter compared to $3,193,000 or 17.6% of net sales, for the same period last year. This was mainly due to improved pricing on materials and tighter overhead control."
     Mr. Lau concluded, "We were able to reduce our SG&A by 15% for the quarter. Nonetheless, while our business is still extremely profitable, we saw a decrease in our earnings. We don't expect our performance to change significantly in the next few quarters. Longer term, we remain very confident that our state-of-the-art injection molding facility and leadership in audio manufacturing, coupled with our healthy balance sheet, position us well for long-term growth."

     Third Quarter Dividends

     The Company also announced that on March 9, 2006 its board of directors declared a dividend of $0.14 per share for the third quarter. The dividend will be payable on April 11, 2006 to shareholders of record as of March 31, 2006.

     About Deswell

     Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and Peavey Electronics Corporation.
     To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.

     Forward-Looking Statements

     Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements. Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.
     For further information regarding risks and uncertainties associated with the Company's business, please refer to the "Risk Factors" section of Company's Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.
     All information in this release is made as of the date of this press release. Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell's expectations.


DESWELL  INDUSTRIES,  INC.

CONSOLIDATED  STATEMENT  OF  INCOME  (UNAUDITED)
( U.S. dollars in thousands, except per share data )

                                   Quarter ended     Nine months ended
                                    December 31,        December 31,
                                   ----------------- -----------------
                                      2005     2004      2005    2004
                                   --------  -------  -------- -------
                                      (Unaudited)       (Unaudited)
Net sales                          $29,972  $36,185  $89,093  $96,897
Cost of sales                       23,411   26,783   68,683   70,716
                                   -------- -------- -------- --------
Gross profit                         6,561    9,402   20,410   26,181
Selling, general and
 administrative expenses             3,872    4,565   10,969   12,033
                                   -------- -------- -------- --------
Operating income                     2,689    4,837    9,441   14,148
Interest expense                         -       (4)       -       (7)
Other income, net                      111       30      230       92
                                   -------- -------- -------- --------
Income before income taxes           2,800    4,863    9,671   14,233
Income taxes                            90      179      164      488
                                   -------- -------- -------- --------
Income before minority interests     2,710    4,684    9,507   13,745
Minority interests                     330      477    1,181    1,915
                                   -------- -------- -------- --------
Net income                         $ 2,380  $ 4,207  $ 8,326  $11,830
                                   ======== ======== ======== ========

Basic earnings per share           $  0.16  $  0.30  $  0.56  $  0.85
                                   ======== ======== ======== ========

Weighted average number of shares
 outstanding (in thousands)         14,924   14,074   14,903   13,861
                                   ======== ======== ======== ========


Diluted earnings per share         $  0.16  $  0.30  $  0.56  $  0.84
                                   ======== ======== ======== ========

Diluted weighted average number of
 shares outstanding (in thousands)  14,924   14,114   14,931   14,109
                                   ======== ======== ======== ========


DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
 (U.S. dollars in thousands)

                                              December 31,  March 31,
                                                 2005         2005
                                              ------------ -----------
                                               (Unaudited) (Audited)
ASSETS

Current assets:
     Cash and cash equivalents                $    24,610  $   28,073
     Restricted cash                                  646       1,040
     Marketable securities                            182         244
     Accounts receivable, net                      23,495      25,091
     Inventories                                   23,096      21,136
     Prepaid expenses and other current
      assets                                        5,518       4,761
     Income taxes receivable                            -          20
                                              ------------ -----------
           Total current assets                    77,547      80,365
Property, plant and equipment - net                57,831      56,133
Goodwill                                              710         478
                                              ------------ -----------
             Total assets                     $   136,088  $  136,976
                                              ============ ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                         $    13,781  $   16,449
     Customer deposits and accrued expenses         5,998       6,015
     Income taxes payable                             327         325
                                              ------------ -----------
         Total current liabilities                 20,106      22,789
                                              ------------ -----------
Deferred income tax                                     -           -
                                              ------------ -----------
Minority interests                                  7,577       9,420
                                              ------------ -----------

Shareholders' equity
     Common stock
     - authorized 30,000,000 shares; issued
       and outstanding 14,923,730 shares at
       December 31, 2005 and 14,778,730 at
       March 31, 2005                              41,254      39,068
     Additional paid-in capital                     6,970       6,970
     Exchange Reserve                                 436           -
     Retained earnings                             59,745      58,729
                                              ------------ -----------
          Total shareholders' equity              108,405     104,767
                                              ------------ -----------
             Total liabilities and
              shareholders' equity            $   136,088  $  136,976
                                              ============ ===========


     CONTACT: IMS
              John G. Nesbett, 212-668-0813
              jnesbett@institutionalms.com

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )

                                                              Nine months ended
                                                                 December 31,
                                                                 ------------
                                                              2005        2004
                                                            ---------  ---------
Cash flows from operating activities:
    Net income                                              $  8,326   $ 11,830
    Adjustments to reconcile net income to net cash
     provided by operating activities:
      Depreciation and amortization                            4,004      3,667
      Gain/(loss) on sale of property, plant and equipment         7         32
      Foreign exchange gain                                     (169)         -
      Minority interests                                       1,156      1,915
      Deferred taxes                                               -        (15)
      Changes in current assets and liabilities:
        Accounts receivable                                    1,596    (13,435)
        Marketable securities                                     62          -
        Inventories                                           (1,960)    (5,307)
        Prepaid expenses and other current assets               (757)    (1,341)
        Income taxes receivable                                   20        127
        Accounts payable                                      (2,668)     7,307
        Customer deposits and accrued expenses                   (17)       677
        In income taxes payable                                    2        293
                                                            ---------  ---------
    Net cash provided by operating activities                  9,602      5,750
                                                            ---------  ---------

Cash flows from investing activities
    Purchase of property, plant and equipment                 (5,106)   (13,210)
    Proceeds from disposal of property, plant and equipment        4         20
                                                            ---------  ---------
        Net cash used in investing activities                 (5,102)   (13,190)
                                                            ---------  ---------

Cash flows from financing activities
    Common stock issued                                          352      7,210
    Dividends paid to minority shareholders of a subsidiary   (1,229)      (457)
    Contribution from minority shareholders of a subsidiary     (170)       (26)
    Dividend paid                                             (7,310)    (6,675)
    Increase in bank loan                                          -        903
    Increase in restricted cash                                  394       (649)
                                                            ---------  ---------
        Net cash (used in)/provided by financing activities   (7,963)       306
                                                            ---------  ---------

Net decrease in cash and cash equivalents                     (3,463)    (7,134)
Cash and cash equivalents, at beginning of period             28,073     30,193
                                                            ---------  ---------
Cash and cash equivalents, at end of period                   24,610     23,059
                                                            =========  =========

Supplementary disclosures of cashflow information:
    Cash paid during the period for:
        Interest                                                   -          7
        Income taxes                                             142         83
                                                            =========  =========

Supplementary disclosures of significant non-cash
 transactions:
    Issuance of common stock in connection of acquisition
     of Additional 5% shareholdings of a subsidiary            1,834          -
    Excess of acquisition cost over the fair value of
     acquired net assets of additional 5% shareholdings of
     a subsidiary                                               (234)         -
                                                            =========  =========

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)


1.   Management's Statement
     ----------------------

     In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at December 31, 2005 and March 31, 2005, the results of operations for the quarters and nine months ended December 31, 2005 and December 31, 2004, and the cash flows for the nine months ended December 31, 2005 and December 31, 2004. The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 8, 2005 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.   Doubtful Sales
     --------------

     The Company has made a provision for doubtful sales of approximately $1,006 for the quarter and six months ended September 2005 in connection with certain transactions. These transactions, which consisted of orders primarily from three customers for products of the metallic parts division of the Company's electronic & metallic business segment that were shown as shipped to and received by the customers but in fact had been surreptitiously cancelled without shipment. The Company discovered these matters in October 2005 when documentation reflecting the cancellation of the orders was uncovered following the departure of the General Manager of the Company's metallic parts division who, with the assistance of a Production and Materials Control Supervisor in that division (who has since resigned), had previously concealed such documentation. These matters have been disclosed to the Audit Committee of the Board of Directors and to the Company's independent registered public accountants. Based on the recommendations of the Audit Committee, the Company has retained independent forensic accountants to continue the investigation, reported the matter to the local police for investigation and prosecution and retained local counsel to consider and advise the Company concerning appropriate legal proceedings against the former General Manager of the Company's metallic parts division.

3.   Earnings Per Share
     ------------------

     The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share."

     The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

     The net income for the nine months ended December 31, 2005 and 2004 were both from the Company's continuing operations.

4.   Stock Split
     -----------

     On February 22, 2005, the Company announced that it was effecting a three-for-two stock split of its outstanding shares to holders of record on March 15, 2005 and payable on March 29, 2005.

     The common stock, additional paid-in capital and earnings per shares are presented with regard to the effects of stock split on March 15, 2005.


5.   Inventories
     -----------
                                                        December 31,   March 31,
                                                            2005          2005
                                                        ------------   ---------
     Inventories by major categories :
         Raw materials                                   $  9,668      $  8,329
         Work in progress                                   7,887         8,088
         Finished goods                                     5,541         4,719
                                                        ------------   ---------
                                                         $ 23,096      $ 21,136
                                                        ============   =========

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


Results of Operations
---------------------

General
-------

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.


Quarter Ended December 31, 2005 Compared to Quarter Ended December 31, 2004
---------------------------------------------------------------------------

Net Sales - The Company's net sales for the quarter ended December 31, 2005 were $29,972,000, a decrease of $6,213,000, or 17.2%, as compared to the corresponding period in 2004. The decrease in sales was mainly related to the decrease in sales at our injection-molded plastic segment and electronic and metallic segment of $4,777,000 and $1,436,000 respectively. This represented decreases of 26.5% and 7.9% respectively, as compared with the net sales from these segments in the corresponding period in the prior year.

The revenue decrease at our plastic segment was mainly the result of a decrease in telecommunication product orders from a major customer of $948,000 as we chose not to take on significantly lower margin business; and the decrease in orders from existing customers of $6,909,000 which was partly due to customers delaying the progress of new model productions. These factors offset the increase in orders from both new and existing customers of $1,644,000 and $1,436,000, respectively.

The decrease in net sales in the electronic and metallic segment was mainly due to the decrease in orders from OEM products from existing customers of $2,668,000 and the decrease in orders of metallic products of $248,000. Orders from new OEM customers totalled $906,000. Furthermore, the electronic and metallic segment's audio equipment distribution business, established in January of 2005, realized an increase in sales of $574,000 during the quarter. The decrease in sales for OEM products from existing customers were partly due to the shortage in certain material supplies that delayed some production and shipments in the quarter, as well as some customers delaying the progress of new model productions and our strategy of focusing on higher margin production.

Gross Profit - The gross profit for the quarter ended December 31, 2005 was $6,561,000, representing a gross profit margin of 21.9%. This compares with the overall gross profit and gross profit margin of $9,402,000 or 26.0% for the quarter ended December 31, 2004.

Gross profit in the plastic segment decreased by $2,896,000 to $3,313,000 or 25.0% of net sales, for the quarter ended December 31, 2005 compared to $6,209,000 or 34.4% of net sales, for the quarter ended December 31, 2004. This was mainly attributed to an average 26% increase in labor rate and an average of 2% appreciation in Chinese renminbi currency where most of our direct overhead is denominated, as compared with the quarter last year. The plastic resin cost was still high and there was no material fluctuation as compared same quarter of last year.

DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)

Gross profits in the electronic & metallic segment increased by $55,000 to $3,248,000, or 19.5% of net sales, for the quarter ended December 31, 2005 compared to $3,193,000 or 17.6% of net sales, for the same period last year. This was mainly attributed to the strengthening material sourcing strategy and tightened overhead control during the quarter as compared with last year despite an increase in labor rate of an average 22% as compared with prior year.

Selling, General and Administrative Expenses - SG&A expenses for the quarter ended December 31, 2005 were $3,872,000, amounting to 12.9% of total net sales, as compared to $4,565,000 or 12.6% of total net sales for the quarter ended December 31, 2004. There was a decrease in selling, general and administrative expenses of $693,000 over the corresponding period.

The SG&A expenses in the plastic segment decreased by $981,000 or 31.4% to $2,146,000 or 16.2% of net sales, for the quarter ended December 31, 2005 compared to $3,127,000 or 17.3% of net sales, for the corresponding period in 2004. The decrease was primarily related to savings in administration expenses of $421,000 as a result of the closure of one marketing subsidiary at the beginning of 2005, coupled with a decrease in selling expenses of $22,000 as a result of the decrease in sales activities during the quarter, the decrease in depreciation expenses of $44,000 and the decrease in salaries expenses of $545,000 offsetting the increase in other general expenses of $51,000.

The SG&A expenses in the electronic & metallic segment increased by $288,000 or 20.0% to $1,726,000 or 10.3% of net sales, for the quarter ended December 31, 2005 compared to $1,438,000 or 7.9% of net sales for corresponding period in 2004. The increase was primarily related to the increase in salary expenses and selling expenses of $184,000 and $77,000 respectively as a result of an increase in headcount for the expansion of our distribution and OEM business, as well as a $17,000 increase in traveling expenses offset by a $11,000 decrease in depreciation expenses during the quarter.

Operating Income - Operating income was $2,689,000 for the quarter ended December 31, 2005, a decrease of $2,148,000, or 44.4% as compared with the corresponding quarter in the prior year.

On a segment basis, the operating income of the plastic division decreased $1,915,000 to $1,167,000 or 8.8% of net sales, in quarter ended December 31, 2005 compared to $3,082,000 or 17.1% of net sales in corresponding period in 2004. Operating income in the plastic division decreased due to a decrease in gross profit slightly offset by the decrease in SG&A expenses as described above.

The operating income of the electronic & metallic segment decreased $233,000 to $1,522,000 or 9.1% of net sales, in the quarter ended December 31, 2005 compared to $1,755,000 or 9.7% of net sales in the corresponding period in 2004. Electronic & metallic operating income decreased due to the increase in SG&A expenses slightly offset by the increase in gross profit as described above.

Other income - Other income was $111,000 for the quarter ended December 31, 2005, an increase of $81,000 as compared with the corresponding period in the prior year.

On a segment basis, other income attributable to the plastic segment increased $89,000 to $156,000 in the quarter ended December 31, 2005. This increase in other income was mainly attributed to the increase in interest income of $117,000 resulted from the increase in interest rates, offsetting the decrease in exchange gain of $24,000 as compared with corresponding period in 2004.

Other income attributable to the electronic & metallic segment decreased $8,000 to other expenses of $45,000 in the quarter ended December 31, 2005. This decrease in other income was mainly due to the increase in exchange loss of $45,000 offsetting the increase in interest income of $31,000 and other scrap sale income of $6,000 as compared with corresponding period in 2004.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)


Income Taxes - Income tax expenses for the quarter were $90,000, a decrease of $89,000 as compared with the corresponding quarter in the prior year. On a segment basis, the income taxes of theplastic segment decreased $112,000 to $nil for the quarter ended December 31, 2005. The decrease was a result of taxable losses incurred in the manufacturing subsidiaries as a result of the decrease in sales during the quarter and the tax concession received by a trading subsidiary. The income tax expenses for the electronic & metallic segment increased $23,000 to $90,000 for the quarter ended December 31, 2005.

Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries. In April 2005, the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the Company liquidated the marketing subsidiary in which it previously held a 49% minority interest. As a result of the decrease in minority interest in Deswell's electronic & metallic segment and the marketing subsidiary, the dollar amount of minority interest decreased to $330,000 for the quarter ended December 31, 2005, from $477,000 for the corresponding quarter in the prior year. This represented a decrease in minority interest of $141,000 in the electronics and metallic subsidiaries, together with the decrease in minority interest from $6,000 in the quarter ended December 31, 2004 to nil in the marketing subsidiary in the quarter ended December 31, 2005.

Net Income - Net income was $2,380,000 for the quarter ended December 31, 2005, a decrease of $1,827,000 or 43.4%, as compared to net income of $4,207,000 for the quarter ended December 31, 2004, and net income as a percentage of net sales decreased from 11.6% to 7.9% for the quarter ended December 31, 2005. The decrease in net income was mainly the result of the decrease in operating income offsetting the increase in other income, the decrease in minority interest and income tax expense as described above.

Net income for the plastic segment decreased by 56.4% to $1,323,000 for the quarter ended December 31, 2005 compared to $3,031,000 for the corresponding quarter in 2004. The decrease in net income of the plastic segment was mainly the result of the decrease in operating income offsetting the decrease in income tax expenses and increase in other income as described above.

Net income for the electronic & metallic segment decreased by 10.1% to $1,057,000 for the quarter ended December 31, 2005 compared to $1,176,000 for the corresponding quarter in 2004. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating income, the decrease in other income and the increase in income tax expenses as described above.

Nine Months Ended December 31, 2005 Compared to Nine Months Ended December 31,
------------------------------------------------------------------------------
2004
----

Net Sales - The Company's net sales for the nine months ended December 31, 2005 were $89,093,000, a decrease of $7,804,000 or 8.1% as compared to corresponding period in 2004. The decrease in sales was mainly related to the decrease in sales at our plastic segment of $9,961,000 or 21.5% offsetting the increase in sales of electronics and metallic segment of $2,157,000 or 4.3%, as compared with the corresponding period in the prior year.

The revenue decrease at our plastic segment was mainly a result of the decrease in telecommunication product orders from a major customer of $6,529,000 as we chose not to take on significantly lower margin business; and the decrease in orders from existing customers of $7,702,000 which was partly due to a customer delaying the progress of new model productions. These together offset the increase in orders from both new and existing customers of $3,491,000 and $779,000.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)


The increase in net sales in the electronic and metallic segment was mainly due to an increase in orders for electronic products from both existing and new customers of $3,079,000 and $1,152,000, respectively, and an increase in sales of $1,487,000 in the audio equipment distribution business in the nine months. This business was newly established in January 2005. These factors together offset the net decrease in orders from customers of electronic products and metallic products of $1,469,000 and $2,092,000, respectively. The net increase was the result of a change in business and customer mix during the period as compared with last year. The increase in sales in the OEM products was mainly for sales of professional audio equipment products.

Gross Profit - The gross profit for the nine months ended December 31, 2005 was $20,410,000, representing a gross profit margin of 22.9%. This compares with the overall gross profit and gross profit margin of $26,181,000 or 27.0% for the nine months ended December 31, 2004.

Gross profit in the plastics segment decreased by $5,801,000 to $10,384,000 or 28.6% of net sales, for the nine months ended December 31, 2005 compared to $16,185,000 or 35.0% of net sales, for the nine months ended December 31, 2004. This was mainly attributed to the increased plastic resin costs which could not be reflected in the selling price to customers, an average 21% increase in labor rate and an average 2% appreciation in Chinese renminbi currency in the quarter ended September 30, 2005 where most of our direct overhead is denominated, as compared with last year.

Gross profit in the electronic & metallic segment increased by $30,000 to $10,026,000 or 19.0% of net sales, for the nine months ended December 31, 2005 compared to $9,996,000 or 19.8% of net sales, for the same period last year. This was mainly attributed to the combined effect of the strategy of offering volume pricing for large orders obtained by the electronics division in view of the keen competition in the market, the strengthened material sourcing strategy, and tightened overhead control during the period as compared with last year despite an increase in labor rate of an average 12% as compared with prior year.

Selling, General and Administrative Expenses - SG&A expenses for the nine months ended December 31, 2005 were $10,969,000, amounting to 12.3% of total net sales, as compared to $12,033,000 or 12.4% of total net sales for the nine months ended December 31, 2004.

The SG&A expenses in the plastic segment decreased by $1,416,000 or 18.3% to $6,303,000 or 17.3% of net sales, for the nine months ended December 31, 2005 compared to $7,719,000 or 16.7% of net sales, for the corresponding period in 2004. The decrease was primarily related to the savings in administration expenses of $816,000 as a result of the closure of one marketing subsidiary at the beginning of the year 2005; the decrease in salaries, selling and depreciation expenses of $539,000, $13,000 and $79,000 respectively; and the continuing efforts of tightening other general expenses of $14,000 offsetting the increase in legal and professional expenses of $45,000.

The SG&A expenses in the electronic & metallic segment increased by $352,000 or 8.2% to $4,666,000 or 8.8% of net sales, for the nine months ended December 31, 2005 compared to $4,314,000 or 8.5% of net sales for corresponding period in 2004. The increase was primarily related to the increase in salaries expenses of $154,000, selling & logistic expenses of $130,000, traveling expenses of $39,000, financial expenses of $11,000 and other general expenses of $36,000 as a result of the expansion in distribution and the increase in sales activities during the period.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)


Operating Income - Operating income was $9,441,000 for the nine months ended December 31, 2005, a decrease of $4,707,000, or 33.3% as compared with the corresponding period in the prior year.

On a segment basis, the operating income of the plastics segment decreased $4,385,000 to $4,081,000 or 11.2% of net sales, in the nine months ended December 31, 2005 compared to $8,466,000 or 18.3% of net sales in corresponding period in 2004. The decrease in operating income was attributable to the decrease in gross profit offsetting the decrease in SG&A expenses as described above.

The operating income of electronics & metallic segment decreased $322,000 to $5,360,000 or 10.2% of net sales, in the nine months ended December 31, 2005 compared to $5,682,000 or 11.2% of net sales in the corresponding period in 2004. The decrease in operating income was attributable to the increase in SG&A expenses offsetting the increase in gross profit as described above.

Other income - Other income was $230,000 for the nine months ended December 31, 2005, an increase of $138,000 or 150.0% as compared with the corresponding period in the prior year. On a segment basis, other income attributable to the plastic segment increased $287,000 to $376,000 in the nine months ended December 31, 2005. The increase in other income was primarily attributable to the increase in interest income of $212,000, the increase in exchange gain of $52,000 and the decrease in loss on disposal of fixed assets of $17,000 in the nine months ended December 31, 2005 as compared with corresponding period in 2004.

Other income attributable to the electronic & metallic segment decreased $149,000, to other expenses of $146,000 in the nine months ended December 31, 2005. This decrease in other income was mainly due to the increase in exchange loss of $86,000, an unrealized loss on revaluation of marketable securities of $60,000, increase in provision for doubtful debt of $8,000 and decrease in dividend income from investment securities of $6,000 offsetting the increase in interest income of $42,000 in the nine months ended December 31, 2005.

Income Taxes - Income taxes expenses for the nine months ended December 31, 2005 were $164,000, a decrease of $324,000 or 66.4% as compared with the corresponding period in the prior year. On a segment basis, the income taxes of plastic segment decreased $206,000 from $112,000 for the nine months ended December 31, 2005 whereas the income tax expenses for the electronic & metallic segment decreased $118,000 to $258,000 for the nine months ended December 31, 2005, respectively. The decrease in the plastic segment was primarily due to a tax refund of $173,000 on reinvestment of some of the retained earnings in one of our manufacturing subsidiaries offsetting a tax provision of $78,000 during the nine months ended December 31, 2005. Moreover, one of our manufacturing subsidiaries realized a tax holidays in 2005 and our trading subsidiary is also realized a tax concession. The decrease in income tax expenses in the electronic & metallic segment was primarily due to the write off of doubtful sales of the metal division of $1,006,000 in the quarter ended September 30, 2005 and our trading subsidiary enjoyed a tax concession.

Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries. In April 2005, the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the Company liquidated the marketing subsidiary in which it held a 49% minority interest. As a result of the decrease in minority interest in Deswell's electronic & metallic segment and the marketing subsidiary, the dollar amount of minority interest decreased to $1,181,000 for the nine months ended December 31, 2005, from $1,915,000 for the corresponding period in the prior year. This represented a decrease in minority interest of $343,000 in the electronics and metallic subsidiaries, and a decrease in the minority interest in the companies marketing subsidiary from $391,000 to nil.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)


Net Income - Net income was $8,326,000 for the nine months ended December 31, 2005, a decrease of $3,504,000 or 29.6%, as compared to net income of $11,830,000 for the nine months ended December 31, 2004. Net income as a percentage of net sales decreased from 12.2% to 9.3% for the nine months ended December 31, 2005. The decrease in net income was mainly the result of the decrease in operating income offsetting the increase in other income and the decrease in income tax expenses and minority interest, as described above.

Net income for the plastic segment decreased by $3,500 or 43.5% to $4,551,000 for the nine months ended December 31, 2005 compared to $8,051,000 for the corresponding period in 2004. The decrease in net income of the plastic segment was mainly the result of the decrease in operating profits offsetting the increase in other income and the decrease in income tax and minority interest as described above.

Net income for the electronic & metallic segment decreased by $4,000 or 0.1% to $3,775,000 for the nine months ended December 31, 2005 compared to $3,779,000 for the corresponding period in 2004. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating profit and other income offsetting the decrease in income tax expenses and minority interest, as described above.


Liquidity and Capital Resources
-------------------------------

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of December 31, 2005, the Company had a working capital surplus of $57,441,000 and cash and cash equivalents of $24,610,000. This compares with a working capital surplus of $57,576,000 and cash and cash equivalents of $28,073,000 at March 31, 2005. The decrease in cash and cash equivalents was mainly attributed to the capital investment of $5,106,000, dividend distribution of $7,310,000 and dividend distribution to minority shareholders of subsidiaries of $1,229,000 offsetting the increase in net cash provided by operating activities of $9,602,000, the exercise of stock options by directors and officers of $352,000 and the decrease in restricted cash of $394,000 during the nine months ended December 31, 2005.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has no short-term borrowings and long-term borrowings at December 31, 2005.

As of December 31, 2005, the Company had in place general banking facilities with a financial institution aggregating approximately $1,285,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, inward bills financing as well as fixed loans. As of December 31, 2005, the Company had ( i ) unused credit facilities of $1,285,000 ( ii ) cash and cash equivalents of $24,610,000 and ( iii ) restricted cash of $646,000, which has been pledged as collateral for those credit facilities.

The Company expects that working capital requirements and capital additions will be funded through a combination of internally generated funds and existing facilities.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                        For and on behalf of
                                                        Deswell Industries, Inc.
                                                        by


                                                        /s/ Richard Lau
                                                        ------------------------
                                                        Richard Lau
                                                        Chief Executive Officer

Date: March 13, 2006